Pursuant to 17 C.F.R. § 200.83, Quicksilver Resources Inc. has requested confidential treatment of certain information contained in this letter.
CONFIDENTIAL RESPONSE LETTER

February 27, 2015

Mr. Ethan Horowitz
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, D.C. 20549-4628

Re:	Quicksilver Resources Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 17, 2014
Response Letter Dated January 16, 2015
File No. 001-14837

Dear Mr. Horowitz:
This letter sets forth the responses of Quicksilver Resources Inc. to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 5, 2015 (the “Comment Letter”) relating to our annual report on Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”). For your convenience, we have repeated the Staff’s comment in bold type face exactly as provided and set forth our response as appropriate within the comment.
Form 10-K for Fiscal Year Ended December 31, 2013
Business, page 6
Oil and Gas Acreage, page 16

1.Your response to comment 3 in our letter dated December 19, 2014 indicates your plan to enter into delay rental payments on acreage you believe to be economic. Please revise to provide quantitative disclosure to the degree that delay rental payments are expected to have a material impact on your liquidity position. In addition, please tell us about acreage expiring in the near term which is not deemed to be economic.
Response: In 2014, we spent $7.4 million in delay rentals or lease extensions in the Pecos County area. These delay rental and lease extension payments were all included in our 2014 West Texas capital program described in Management's Discussion and Analysis in our 2013 Form 10-K. All 2014 drilling and completion capital expenditures in our West Texas Asset were funded through joint venture agreements.
Our expected 2015 expenditures for delay rentals and lease extensions (for lease expirations in 2015) in the Pecos County area of West Texas are approximately $0.5 million and we do not expect any such payments in 2016. The 2015 expenditure amount is included in our 2015 capital program. We may seek to negotiate with current leaseholders to enter into lease term extension agreements on existing leasehold that expires in the next three years with no current option to extend the lease expiration date; however, we may be unsuccessful in negotiating these extensions as both parties will have to agree on the terms of the extension. We estimate that we may spend up to $6 million on this type of payment, which amount is included in our 2015

Mr. Ethan Horowitz
February 27, 2015

capital program. We acknowledge the Staff’s comment and advise the Staff that, beginning with our 2014 Form 10-K, we will provide quantitative disclosure to the degree that these payments are expected to be material and are not included in our capital program.
We have only minimal Pecos County acreage expiring in 2014 and 2015 that we deem to not be economic.
Notes to Consolidated Financial Statements

Note 8. Property, Plant and Equipment, page 82

Unevaluated Natural Gas and Oil Properties Not Subject to Depletion, page 84

2.We have reviewed your response to comment 5 in our letter dated December 19, 2014 and note that, although you have been in discussions on a potential transaction involving your Horn River Asset, you have reached no agreement on any material terms, including structure or valuation. Please provide us with a description of your current plans to develop your Horn River Asset and explain how you intend to fund the capital investment necessary to execute the planned exploration and development activity.
Response:             *    *    *    *    *

Note 18. Condensed Consolidating Financial Information, page 102

3.Your response to comment 7 in our letter dated December 19, 2014 addresses the distinction between restricted guarantor subsidiaries and restricted non-guarantor subsidiaries. It appears that your condensed consolidating financial information should be revised to remove the subtotal column labeled “Quicksilver and Restricted Subsidiaries” along with the column showing the related elimination adjustments. If you believe this information provides incremental disclosure useful to investors, it appears that disclosure of this type would be appropriate outside of this footnote (e.g., with other information regarding the covenants of the indentures). This type of disclosure should be accompanied by language explaining that the measure is being calculated in a manner consistent with the covenants of the indentures.
Response: We acknowledge the Staff’s comment and advise the Staff that, beginning with our 2014 Form 10-K, we will remove the subtotal column labeled “Quicksilver and Restricted Subsidiaries” along with the column showing the related elimination adjustments. When required by our indentures, we will instead include this disclosure in other footnotes together with language that the measure is being calculated in a manner consistent with applicable indenture provisions.

Mr. Ethan Horowitz
February 27, 2015

* * * *
Pursuant to your request, Quicksilver Resources Inc. hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding any of the foregoing, please contact me at 817‑665‑5000.

Very truly yours,

/s/ Vanessa Gomez LaGatta
Vanessa Gomez LaGatta
Senior Vice President – Chief Financial Officer and Treasurer

cc:	Diane Fritz
U. S. Securities and Exchange Commission